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                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                 Schedule 14D-9
                                (Amendment No. 1)

                      Solicitation/Recommendation Statement

                       Pursuant to Section 14(d)(4) of the

                         Securities Exchange Act of 1934


                      Fox Strategic Housing Income Partners
                            (Name of Subject Company)


                      Fox Strategic Housing Income Partners
                        (Name of Person Filing Statement)

                      Units of Limited Partnership Interest
                         (Title of Class of Securities)

                                      None
                      -------------------------------------
                      (CUSIP Number of Class of Securities)


                                  Patrick Foye
                       Fox Capital Management Corporation
                                55 Beattie Place
                        Greenville, South Carolina 29602
                                 (864) 239-1000

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications
                  on Behalf of the Person(s) filing Statement)


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         This Amendment No. 1 amends the Solicitation/ Recommendation Statement on Schedule 14D-9 (the "Statement") filed with the Securities and Exchange Commission on April 30, 1999 by Fox Strategic Housing Income Partners (the "Partnership") in connection with the tender offer by AIMCO Properties, L.P. to purchase up to 11,750 outstanding units of limited partnership interest ("Units") of the Partnership, at a purchase price of $200 per Unit, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated April 30, 1999 (the "Offer to Purchase") and the related Letter of Transmittal (which, together with any supplements or amendments, collectively constitute the "Offer"), to modify the recommendation made by the Partnership in light of a second offer which has been made by Madison Liquidity Investors for up to 4.9% of the total outstanding Units at a purchase price of $100 per Unit, less a $75 transfer fee.

4.       The Solicitation or Recommendation

         Item 4 is hereby deleted in its entirety and the following is inserted in lieu thereof:

                  "Because of the conflict of interest inherent in the fact that the General Partner is, as described above, an affiliate of the Purchaser, the Partnership is making no recommendation and is remaining neutral as to whether limited partners should tender their Units pursuant to the Offer. The Partnership does believe, however, that Limited Partners who desire to presently liquidate their interest in the Partnership for cash should tender their Units for the greatest purchase price available."


9.       Material to be Filed as Exhibits

         Item 9 is hereby amended to add the following:

Exhibit (a)(2) - Letter to Limited Partners from the Partnership dated May 5, 1999.




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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

                            FOX STRATEGIC HOUSING INCOME PARTNERS

                            By:     Fox Partners VIII
                                    General Partner

                                    By:      Fox Capital Management Corporation
                                             Managing General Partner


                                    By:  /s/ Patrick Foye
                                         -----------------------------
                                             Executive Vice President


                            Date:            May 5, 1999